

Mail Stop 3561

March 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhang Chunxian
Chief Financial Officer
China Infrastructure Investment Corporation
Room D, 2F, Building 12, Xinxin Huayuan, Jinshui Road,
Zhengzhou
Henan Province
The People's Republic of China

> **Re: China Infrastructure Investment Corporation**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 001-34150**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended June 30, 2008

General

1. Please change your file number presented on your cover page to your current file number, 001-34150.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the Fiscal Year Ended June 30, 2008 Compared to the Fiscal Year Ended June 30, 2007

Depreciation and Amortization, page 28
2. We note your disclosure that you adjusted your estimated volume total, impacting depreciation expense, in response to an evaluation report received from a third party. Pursuant to Item 601 of Regulation S-K, such third party qualifies as an expert. Please note that, should similar disclosure be included in or incorporated by reference into a registration statement, a consent from the third party is required to be filed as Exhibit 23.

3. You state that you record depreciation based on the ratio of actual traffic volume incurred during the period compared to the total expected traffic volume "during the operation licensing period, as estimated." We assume that you are using a 27 year period when estimating total expected traffic volume and that you are not assuming any extensions of the original 30 year land use rights granted by the government. Please confirm our assumption or explain how your accounting policy differs. Provide support, including your basis in GAAP, for any policy differences that may exist. We may have further comment upon review of your response.

4. As a related matter, refer to page 10 of your Form 10-Q for the Quarter Ended December 31, 2008. We note the significant decline in revenue during the six month period then ended. You attribute this decline primarily to the decrease of traffic volumes of commercial vehicles and to a toll free policy introduced by the Chinese government. It appears that these developments may require you to adjust both your total expected traffic volume and the actual rate of depreciation. Please explain to us whether this is the case. Significant variances in depreciation rates should be disclosed and discussed in MD&A, if applicable.

Liquidity and Capital Resources, page 29

5. We note your disclosure in your Note 1 and elsewhere in your filing that your land use rights expire in 2033, 30 years from the inception date. Please revise your disclosure here to include a discussion of management's long term expectations and plans with regard to the period subsequent to the expiration of these land use rights. Your discussion should include the probability that the Chinese government will extend the term of such rights, as well as the consequences to you should these rights not be extended.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

6. In your response to us, please reconcile the changes in your balance sheet presentation of notes receivable from related party and advance to related party with the changes reflected in your statements of cash flows for the year ended June 30, 2008 as well as the quarterly periods ended September 30, 2008 and December 31, 2008.

7. Please tell us whether and how the interest income on the related party note specified in your disclosure on page 43 has been received or recorded.

Note 2 – Summary of Significant Accounting Policies

(g) Long Term Investment, page F-13
8. From your disclosure here, it appears you deposited money with Pingdingshan City Credit Corporation. A portion of that deposit was used for the purchase of the $1.3 million (3%) interest in PCCC, and the remaining $1.2 million was refunded to you. Please tell us whether our understanding is correct, describe the facts and circumstances surrounding the original deposit including how the amount of such deposit was determined, and explain why you didn't keep the remaining $1.2 on deposit with PCCC.

(n) Revenue Recognition, page F-14
9. Please explain to us how your current policy for rent income recognition is in accordance with paragraph 19(b) of SFAS 13 and/or cite your basis in GAAP for your accounting methodology. Include in your response the facts and circumstances surrounding your decision to impute interest based on an 8% discount rate.

Note 3 – Note Receivable, page F-18

10. Please tell us and revise your disclosure to indicate the business purposes for the original extension and the subsequent renewal of credit to the Pingdingshan Transportation Authority.

Note 9 – Long Term Investment, page F-21

11. We assume the change in value of your cost-method long term investment is due to translation adjustments. If our assumption is correct, please revise your disclosure to so state. If it is incorrect, please explain to us and revise your disclosure to indicate the facts and circumstances surrounding the change in value.

Note 11 – Deferred Revenue, page F-23

12. Please explain to us why deferred revenue has increased (gross and net) from 2007 to 2008, given your disclosure in Note 2(q) that the entire 30 year rental fee for the four gas stations was received in 2006. In addition, please explain the business reasons for prepayment of rental fees for a thirty year period and tell us whether such an arrangement is commonplace or unusual in your economic environment.

13. Refer to the first paragraph of Note 2(q). Please state for us the amount of the 30 year rental fee received in 2006, both at gross and net of tax. In future filings, please revise this note to provide similar disclosures. It is unclear from your current footnote disclosure whether the $5,372,708 represents the business tax or whether it represents the fee received. In this regard, if the $5.4 million represents the fee received, please reconcile that balance to the deferred revenue balance in Note 11.

14. Please confirm to us that your calculation of rental income from 2006 is over 27 years, the remaining life of the land use asset, and not 30, as your Note 2(q) suggests. If our assumption is correct, please expand your disclosure for clarity. If you have used 30 years in your deferred rent calculation, please revise your financial statements to reflect the use of the shorter of the term of the agreement or the life of the land use asset from which rental income is earned, or advise.

15. To facilitate our understanding of your accounting methodology, please describe and illustrate your related accounting entries in fiscal 2008. Specifically, please reconcile the changes in deferred revenue (at gross and at net) and in imputed interest discount between June 30, 2007 and June 30, 2008. Explain exactly how you calculated the imputed interest and rental income recognized in fiscal 2008 as disclosed in Note 2

    (q). In addition, please illustrate the debit and credit entries you recorded in journal entry form. We may have further comments upon review of your response.

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       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                         Sincerely,

                         David R. Humphrey
                         Branch Chief